UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Zurn Elkay Water Solutions Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

98983L108
(CUSIP Number)

October 2, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98983L108	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Ice Mountain LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 23,454,164
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 23,454,164

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,454,164
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.72%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 98983L108	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Cascade Bay LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 23,454,164
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 23,454,164

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,454,164
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.72%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 98983L108	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Katz 2004 DYN Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 23,454,164
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 23,454,164

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,454,164
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.72%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 98983L108	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS Aimee Katz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,678
	6	SHARED VOTING POWER 23,454,164
	7	SOLE DISPOSITIVE POWER 6,678
	8	SHARED DISPOSITIVE POWER 23,454,164

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,460,842
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.73%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 98983L108	Page 6 of 9 Pages

1	NAME OF REPORTING PERSONS April Jalazo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 23,454,164
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 23,454,164

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,454,164
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.72%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 98983L108	Page 7 of 9 Pages

Schedule 13G

This Statement on Schedule 13G (the “Schedule 13G”) is being filed on behalf of (i) Ice Mountain LLC, a Delaware limited liability company (“Ice Mountain”); (ii) Cascade Bay LLC, a Delaware limited liability company (“Cascade Bay”), for itself and as the Manager of Ice Mountain; (iii) Katz 2004 DYN Trust (“DYN”), the Special Assets Manager of Cascade Bay; (iv) Aimee Katz, individually and with April Jalazo, the seat holders of the voting committee with the power to direct DYN (the “Voting Committee”); and (v) April Jalazo, individually and with Aimee Katz, the seat holders of the Voting Committee (each individually, a “Reporting Person”, and collectively, the “Reporting Persons”), related to the common stock, par value $0.01 per share (the “Common Stock”), of Zurn Elkay Water Solutions Corporation, a Delaware corporation (the “Issuer”). The Reporting Persons previously filed a Schedule 13D on July 1, 2022 with respect to their Common Stock, which was amended on October 2, 2024. The Reporting Persons are now filing this Schedule 13G because of a change in investment intent to passive investment intent.

Item 1(a)	Name of Issuer:

Zurn Elkay Water Solutions Corporation, a Delaware corporation.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

511 West Freshwater Way, Milwaukee, WI 53204

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed on behalf of each of the following Reporting persons:

(i)	Ice Mountain LLC
(ii)	Cascade Bay LLC
(iii)	Katz 2004 DYN Trust
(iv)	Aimee Katz
(v)	April Jalazo

Item 2(b)	Address of Principal Business Office or, if none, Residence:

Ice Mountain:	c/o The Northern Trust Company, 50 S. LaSalle St., B-3, Chicago, IL 60603, Attn: John R. Thickens
Cascade Bay:	c/o The Northern Trust Company, 50 S. LaSalle St., B-3, Chicago, IL 60603, Attn: John R. Thickens
DYN:	c/o The Northern Trust Company, 50 S. LaSalle St., B-3, Chicago, IL 60603, Attn: John R. Thickens
Aimee Katz:	4525 Sterling Road, Downers Grove, IL 60515-3040
April Jalazo:	646 Columbus Drive, Tierra Verde, FL 33715-2030

Item 2 (c)	Citizenship:

Each of Ice Mountain and Cascade Bay are formed under the laws of the State of Delaware. DYN is formed under the laws of the State of Illinois.

Aimee Katz and April Jalazo are each a citizen of the United States.

Item 2 (d)	Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2 (e)	CUSIP Number:

98983L108

CUSIP No. 98983L108	Page 8 of 9 Pages

Item 3.	Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

Not applicable.

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)  ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)  ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:                                       .

Item 4.	Ownership:

The percentages set forth in this Schedule 13G are calculated based upon approximately 170,928,495 shares of Common Stock of the Issuer outstanding as of July 26, 2024, such number of shares being based on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024.

The information required by Items 4(a)-(c) is set forth in rows 5-11 of the cover page of each Reporting Person and is incorporated by reference for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Member of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

CUSIP No. 98983L108	Page 9 of 9 Pages

Item 10.	Certifications:

By signing below each Reporting Person certifies that, to the best of such Reporting Person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits and Schedules.

Exhibit A	Joint Filing Agreement dated October 2, 2024 by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated October 2, 2024

ICE MOUNTAIN LLC, a Delaware limited liability company

By: Cascade Bay LLC, a Delaware limited liability company, its Manager

By:	The Northern Trust Company, as Trustee of each of the Aimee New Growth Trust dated as of December 1, 2019 and the April New Growth Trust dated as of December 1, 2019, and not individually, its General Manager

	By:	/s/ John Thickens
		Print name:	John Thickens
Its:	Senior Vice President

CASCADE BAY LLC, a Delaware limited liability company

By:	The Northern Trust Company, as Trustee of each of the Aimee New Growth Trust dated as of December 1, 2019 and the April New Growth Trust dated as of December 1, 2019, and not individually, its General Manager

	By:	/s/ John Thickens
		Print name:	John Thickens
Its:	Senior Vice President

KATZ 2004 DYN TRUST

By:	The Northern Trust Company, as Trustee of each of the Aimee New Growth Trust dated as of December 1, 2019 and the April New Growth Trust dated as of December 1, 2019, and not individually, its General Manager

	By:	/s/ John Thickens
		Print name:	John Thickens
Its:	Senior Vice President

/s/ Aimee Katz
AIMEE KATZ

/s/ April Jalazo
APRIL JALAZO